FILED BY NABORS INDUSTRIES LTD

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: C&J ENERGY SERVICES, INC.

COMMISSION FILE NO. 001-35255

Barclay’s CEO Energy – Power Conference September 4, 2014 Presenter: William Restrepo Chief Financial Officer

Forward-Looking Statements We often discuss expectations regarding our markets, demand for our products and services, and our future performance in our annual and quarterly reports, press releases, and other written and oral statements. Such statements, including statements in this document incorporated by reference that relate to matters that are not historical facts are “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These “forward-looking statements” are based on our analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events and actual results could turn out to be significantly different from our expectations. You should consider the following key factors when evaluating these forward-looking statements: fluctuations in worldwide prices and demand for natural gas, natural gas liquids and crude oil; fluctuations in levels of natural gas, natural gas liquids and crude oil exploration and development activities; fluctuations in the demand for our services; the existence of competitors, technological changes and developments in the oilfield services industry; the existence of operating risks inherent in the oilfield services industry; the existence of regulatory and legislative uncertainties; the possibility of changes in tax laws; the possibility of political instability, war or acts of terrorism in any of the countries in which we do business; and general economic conditions including the capital and credit markets. Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas, natural gas liquids or crude oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results of operations and cash flows. The above description of risks and uncertainties is by no means all inclusive, but is designed to highlight what we believe are important factors to consider. 2

Important Additional Information In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. Each of Red Lion and C&J also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com. Participants in the Solicitation Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders. Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 3

2011: Tony Petrello Assumes CEO Role Embark in a New Direction Streamlining the business Strengthening balance sheet and financial flexibility Drilling Ahead Instituting new strategic direction Enhancing operational excellence Driving technology and innovation 4

Embark in a New Direction Streamlining the Business 5 Transaction 2012 E&P Other assets 2013 Sale of Peak Alaska E&P Other assets, Airborne 2014 Planned NCPS merger with C&J Energy Sale of GOM rigs and Other 2012-14 Total Value: $3.6B

Embark in a New Direction Streamlining the Business Actions Combine CS and PS segments into one organization Consolidate Alaska and U.S. Offshore into NDUSA Merge engineering groups into single centralized unit Benefits Eliminate duplicate expenses Focus engineering and research efforts with cohesive strategy Accelerate rig technology development 6

Embark in a New Direction Streamlining the Business Anticipated Merger NCPS with C&J Energy Retain 53% equity interest in combined entity Create critical mass Capitalize on technology and increased scale Facilitate international expansion Realize more than $900M cash back to NBR 7

Embark in a New Direction Streamlining the Business Nabors Post-transaction Benefits Refocus on Drilling businesses Reduce internal competition for capital Increase proportion of revenue contractually covered Strategy Target Ultra-high and High-performance drilling markets Advance drilling state-of-the-art with innovative technology Industry’s Largest Pure-play Land Driller 8

Embark in a New Direction Progress in 2012-2014E C&J Energy Services Merger Strengthened Financial Flexibility Reduced net debt by $809 million Reduced annualized interest expense by ~$62 million Improved debt metrics significantly Impactful & Ramping Newbuild Program PACE®-X 35 deployments through 2014 Other PACE® Rigs 25 deployments in 2012 International & Canada 16 deployments through 2014 9

10 Drilling Ahead

Drilling Ahead Unmatched Global Position and Opportunity Set Largest fleet of land drilling rigs in the industry: 500 Vertically-integrated drilling equipment and technology Global footprint with dominant position in attractive markets Clear Path to Improving Performance Strong International backlog Ongoing upside in U.S. Land Visible growth in other segments Ongoing Return-on-Capital Initiatives Improving margins Reducing newbuild construction cost Divesting non-core assets 11

Drilling Ahead – Next 5 Years Proprietary Market Survey Conducted by 3rd Party Firm Interviews with 60 Oil & Gas Operators 40 North America based majors to mid-cap E&P’s 20 International NOC’s and IOC’s International #1 in drilling performance and technical capabilities Clear market share leader North America One of two top-tier drillers High ratings on customer priorities: Rig operating efficiency Rig technical specifications 12

Drilling Ahead – Next 5 Years Nabors’ Global Market Study – International Summary Nabors holds prime slot in two markets with the highest expected five-year growth Nabors is a leader in the high value/high growth Saudi Arabia and Latin America markets Middle East, 160 total additional rigs expected Latin America, over 100 total additional rigs expected 13

Drilling Ahead – Next 5 Years Nabors’ Global Market Study – North America Summary 14 2-4% - projected NAM total rig demand CAGR 5-7% - projected “High Spec” rig demand CAGR 10-12% - projected “Ultra High Spec” rig demand CAGR Pad Drilling 2010A 2013A 2018E % of Wells Drilled on Pads 20% 50% 70% Avg. # of Wells per Pad 2.2 4.0 6+ Source: Nabors’ Global Market Study Accelerating Trend Towards Higher-Density Pad Drilling

Drilling Ahead – Strong Contractual Backlog Clear Path to Improving Performance International Rigs Under Contract Revenue backlog >$3,500M U.S. Lower-48 Rigs Under Contract Revenue backlog >$800M Other Segments Revenue backlog >$400M More than $4.7 Billion of Revenue 15

Drilling Ahead – Accelerating Newbuilds 118 Rigs Planned for Delivery in 3 Years 16

Drilling Ahead – Enhancing ROCE Return-on-Capital Improvement Opportunities 17 Near-term 7-Point Improvement in PACE®-X ROCE Growing the Numerator Value Pricing and Pricing Discipline Operating Expenses Improving the Denominator Capital Cost Reduction of 15% Enhanced Value Proposition Processes to capture approximately 3 days/well Repricing Approximately 60 Lower-48 term contracts rollover in 2H 2014 Material increases in International renewals Impactful Global Newbuild Deployments

Drilling Ahead – Leverage from New Rigs Growing Accretion through Mix Shift to High-spec Rigs 18 Average Daily Rig Margin by Rig Type 118 planned newbuild deployments 2013-2015

Drilling Ahead – Strong Pricing Gains Actual Lower-48 AC Rig Fleet (Excluding PACE®-X Rigs) 19 Revenue per Day Trend, Normalized for Mix

Drilling Ahead – Robust Outlook Lower-48 Positive pricing momentum Strong AC newbuild demand International Middle East Latin America Repricing renewals to current market Canada Stronger year-round demand Evaluating potential newbuilds Canrig Growing internal and third-party equipment Strong growth in drilling software 20

Summary – Why Nabors? Significant progress on streamlining the business, evidenced by the C&J transaction Intensified focus on global drilling business with emphasis on return on capital Strong global growth outlook Optimized capital structure and financial flexibility 21